UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EVINE Live Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300487105

(CUSIP Number)

Aline V. Drucker

Invicta Media Investments, LLC

3069 Taft Street

Hollywood, FL 33021

(954) 921-2444

With a copy to:

Bradley C. Arnett

Bingham Greenebaum Doll LLP

2350 First Financial Center

255 East Fifth Street

Cincinnati, OH 45202

(513) 455-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Invicta Media Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,526,562 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,526,562 (1)

11	Aggregate Amount Beneficially Owned by Each Person 6,526,562 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% (2)

14	Type of Reporting Person OO

(1)   Includes 2,526,562 shares issuable upon exercise of warrants.

(2)   The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Invicta Watch Company of America, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,526,562 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,526,562 (1)

11	Aggregate Amount Beneficially Owned by Each Person 6,526,562 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% (2)

14	Type of Reporting Person CO

(1)   Includes 2,526,562 shares issuable upon exercise of warrants.

(2)   The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Eyal Lalo

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,436 (1)

	8	Shared Voting Power 6,526,562 (2)

	9	Sole Dispositive Power 20,436 (1)

	10	Shared Dispositive Power 6,526,562 (2)

11	Aggregate Amount Beneficially Owned by Each Person 6,546,998 (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% (4)

14	Type of Reporting Person IN

(1)	Represents shares subject to certain vesting restrictions.

(2)	Includes 2,526,562 shares issuable upon exercise of warrants.

(3)	Includes 2,526,562 shares issuable upon exercise of warrants and 20,436 shares subject to certain vesting restrictions.

(4)

The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Michael Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,436 (1)

	8	Shared Voting Power 3,342,188 (2)

	9	Sole Dispositive Power 20,436 (1)

	10	Shared Dispositive Power 3,342,188 (2)

11	Aggregate Amount Beneficially Owned by Each Person 3,362,624 (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (4)

14	Type of Reporting Person IN

(1)	Represents shares subject to certain vesting restrictions.

(2)	Includes 842,188 shares issuable upon exercise of warrants.

(3)	Includes 842,188 shares issuable upon exercise of warrants and 20,436 shares subject to certain vesting restrictions.

(4)

The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Leah Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 3,342,188 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 3,342,188 (1)

11	Aggregate Amount Beneficially Owned by Each Person 3,342,188 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (2)

14	Type of Reporting Person IN

(1)   Includes 842,188 shares issuable upon exercise of warrants.

(2)   The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Retailing Enterprises, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,600,000

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 1,600,000

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person 1,600,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1)   The percent of class is based on 75,989,537 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons ZWI Group LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 300,000

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 300,000

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person 300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)

14	Type of Reporting Person OO

(1)   The percent of class is based on 75,989,537 shares of Common Stock outstanding.  See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D

1	Name of Reporting Persons Timothy A. Peterman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 401,584 (1)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 401,584 (1)

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person 401,584 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (2)

14	Type of Reporting Person IN

(1)   Includes 72,917 shares issuable upon exercise of warrants.

(2)   The percent of class is based on 75,989,537 shares of Common Stock outstanding plus the Reporting Person’s warrants, which are deemed to be outstanding for purposes of computing the percent owned by such Reporting Person. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D

Item 1. – Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of EVINE Live Inc., a Minnesota corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.                     Identity and Background

(a)         This Schedule 13D is filed on behalf of each of the following (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)                  (A) Invicta Media Investments, LLC, a Florida limited liability company (“Invicta Media”), (B) Invicta Watch Company of America, Inc., a Florida corporation and the sole member of Invicta Media (“Invicta Watch”), and (C) Eyal Lalo, the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media (“Mr. Lalo”);

(ii)               Michael Friedman (“Mr. Friedman”) and Leah Friedman (together, the “Friedmans”);

(iii)            Retailing Enterprises, LLC, a Florida limited liability company (“Retailing”);

(iv)           ZWI Group LLC, a New Jersey limited liability company (“ZWI”); and

(v)              Timothy A. Peterman (“Mr. Peterman”).

Invicta Media, the Friedmans, Retailing, ZWI and Mr. Peterman (each, a “Purchasing Group Member” and together, the “Purchasing Group Members”) are parties to that certain Common Stock and Warrant Purchase Agreement, dated May 2, 2019, with the Issuer (the “Securities Purchase Agreement”), which is attached hereto as Exhibit 99.1.  The Purchasing Group Members and the other Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is filed herewith as Exhibit 99.2.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that they constitute a “group.”

(b)         The principal business address of Invicta Media, Invicta Watch and Mr. Lalo is 3069 Taft Street, Hollywood, FL 33021.

The Friedmans reside at 1134 E. 23rd Street, Brooklyn, NY 11210.

The principal business address of Retailing is 2227 N. Federal Highway, Suite 204, Hollywood, FL 33021.

The principal business address of ZWI is 1562 S. Washington Avenue, Piscataway, NJ 08854.

The principal business address of Mr. Peterman is 6740 Shady Oak Road, Eden Prairie, MN  55344.

(c)          The principal business of Invicta Media is to invest in interactive video and digital commerce companies that offer merchandise directly to consumers via television, online and mobile devices. The principal business of Invicta Watch is the design and manufacture of Invicta watches and watch accessories. Mr. Lalo’s principal occupation is Chief Executive Officer of Invicta Watch.

The Friedmans are the owners of Sterling Time, LLC, which is the exclusive distributor of Invicta watches and Invicta watch accessories for television home shopping.

Retailing’s principal business is to operate Invicta retail stores throughout the United States, Puerto Rico and Mexico and to act as a distributor of watches and products in the Invicta family of brands.

CUSIP No. 300487105	SCHEDULE 13D

ZWI’s principal business is to operate a watch distribution and sales company that includes Invicta-branded products.

Mr. Peterman’s principal occupation is the Chief Executive Officer of the Issuer. Mr. Peterman joined the Issuer as Chief Financial Officer in March 2015, and was promoted to Chief Operating Officer/Chief Financial Officer in June 2017.  He served in those roles until April 2018 and served as a non-officer employee of the Issuer through June 2018.  Most recently, Mr. Peterman served as Chief Operating Officer and Chief Financial Officer at Amerimark Interactive.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. – Source and Amount of Funds or Other Consideration

On May 2, 2019, pursuant to the Securities Purchase Agreement, each of the Purchasing Group Members purchased the shares of Common Stock and the warrants set opposite their name under the “Purchased under Securities Purchase Agreement” columns of the Direct Ownership table included in Item 5(a) below.  The aggregate purchase price paid for such securities and the source of such funds were as follows:

Purchasing Group Member	Aggregate Purchase Price	Source of Funds
Invicta Media Investments, LLC	$3,000,000	Working capital
Michael and Leah Friedman	1,350,000	Personal funds
Retailing Enterprises, LLC	1,200,000	Working capital
ZWI Group LLC	225,000	Working capital
Timothy A. Peterman	125,000	Personal funds
Total	$5,900,000

Also, as set forth in the Direct Ownership table included under Item 5(a) below, Mr. Friedman and Mr. Peterman previously owned shares of Common Stock before the purchases were made under the Securities Purchase Agreement. The source of funds for each purchase of such shares, which were made at least one year prior to the date hereof, was the personal funds of such purchaser.  In addition, as set forth in the Direct Ownership table included under Item 5(a) below, Mr. Lalo and Mr. Friedman were each awarded restricted shares of Common Stock in connection with their appointment to the board of directors of the Issuer.

Item 4. – Purpose of Transaction

Each Purchasing Group Member acquired shares of Common Stock of the Issuer for investment purposes because each believes the purchase of such shares represents an attractive investment opportunity.  In addition, pursuant to the Securities Purchase Agreement, Mr. Lalo and Mr. Friedman were each appointed to the Issuer’s board of directors and Mr. Peterman was named the Chief Executive Officer of the Issuer.  In these roles, such persons will be able to assist the Issuer in updating and executing its business plan.

CUSIP No. 300487105	SCHEDULE 13D

Other than as described above, none of the Reporting Persons has any current plans or proposals that would result in:

a.              the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.              an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.               a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.              any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.               any material change in the present capitalization or dividend policy of the Issuer;

f.                any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.               changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.              causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.                 any action similar to any of those enumerated above.

The Purchasing Group Members expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the Securities Purchase Agreement: (i) purchase additional shares of Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; and (iv) engage in such other proposals as the Purchasing Group Members may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

CUSIP No. 300487105	SCHEDULE 13D

Item 5.                     Interest in Securities of the Issuer

(a)         The information contained on the cover page(s) of this Schedule 13D for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Direct Ownership

The aggregate number of the Common Stock and warrants directly owned by the Reporting Persons are as follows:

	Purchased under Securities Purchase Agreement		Restricted Common	Common Shares	Total Shares
Reporting Person	Common Shares	Warrants	Shares Granted	Previously Owned	Beneficially Owned
Invicta Media Investments, LLC	4,000,000	2,526,562	—	—	6,526,562
Michael and Leah Friedman, jointly	1,800,000	842,188	—	700,000	3,342,188
Retailing Enterprises, LLC	1,600,000	—	—	—	1,600,000
ZWI Group LLC	300,000	—	—	—	300,000
Timothy A. Peterman	166,667	72,917	—	162,000	401,584
Eyal Lalo	—	—	20,436	—	20,436
Michael Friedman	—	—	20,436	—	20,436
	7,866,667	3,441,667	40,872	862,000	12,211,206

The warrants have an exercise price of $1.50 per share, a five-year term and are currently exercisable.

On May 2, 2019, Mr. Lalo and Mr. Friedman were each granted 20,436 shares of Common Stock as directors of the Issuer, which shares are restricted until vesting on the date immediately preceding the date of the Issuer’s 2019 annual meeting.

Milestone Venture Partners LLC, a New York limited liability company, was also a party to the Securities Purchase Agreement, purchasing 133,333 shares of Common Stock and 58,333 warrants.  Such purchaser is not deemed to be a member of the “group” filing this Schedule 13D.

Each Purchasing Group Member disclaims beneficial ownership of the Common Stock held by each other Purchasing Group Member.

Percentage of Class Beneficially Owned

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are as follows:

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned

Invicta Media Investments, LLC	—	6,526,562	6,526,562	8.3%
Invicta Watch Company of America, Inc.	—	6,526,562	6,526,562	8.3%
Eyal Lalo	20,436	6,526,562	6,546,998	8.3%

Michael Friedman	20,436	3,342,188	3,362,624	4.4%
Leah Friedman	—	3,342,188	3,342,188	4.4%

Retailing Enterprises, LLC	1,600,000	—	1,600,000	2.1%

ZWI Group LLC	300,000	—	300,000	0.4%

Timothy A. Peterman	401,584	—	401,584	0.5%

Total Represented by this Schedule 13D			12,211,206	15.4%

CUSIP No. 300487105	SCHEDULE 13D

The percentage of the Common Stock beneficially owned is based on 75,989,537 shares of Common Stock outstanding, which reflects the sum of (i) 67,948,665 shares of Common Stock issued and outstanding as of March 28, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019, (ii) 8,000,000 shares of Common Stock issued and sold pursuant to the Securities Purchase Agreement, and (iii) 40,872 shares of the restricted Common Stock referenced above.  In addition, the warrants are deemed to be outstanding for purposes of computing the percentage of outstanding shares of Common Stock beneficially owned by each Reporting Person but are not deemed to be outstanding for purposes of computing the percentage owned by any other Reporting Person.

(b)         The information contained on the cover page(s) of this Schedule 13D for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Invicta Watch, as the sole member of Invicta Media, and Mr. Lalo, as the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media, may each be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Invicta Media.  Invicta Watch and Mr. Lalo each disclaim beneficial ownership of the securities held by Invicta Media except to the extent of their respective pecuniary interests therein.

As joint owners of 3,342,188 shares of Common Stock, the Friedmans are deemed to share the power to vote or direct the voting of and share the power to dispose or direct the disposition of such shares.

(c)          Not Applicable.

(d)         No person, other than the applicable Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)          Not applicable.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 2, 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Securities Purchase Agreement

As stated above, the Purchasing Group Members are each a party to the Securities Purchase Agreement.  Pursuant to the terms of the Securities Purchase Agreement, the Purchasing Group Members may not sell, transfer, assign, donate, pledge or otherwise dispose of the securities purchased under the Securities Purchase Agreement until May 2, 2021.  In addition, during the “exclusivity period” defined in the Securities Purchase Agreement, the parties are also required to vote all shares of Common Stock owned by them in favor of all directors nominated by the Issuer’s board of directors for election and in accordance with all recommendations of the Issuer’s board of directors on any other proposals.

The summary of the Securities Purchase Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by this reference.

CUSIP No. 300487105	SCHEDULE 13D

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by this reference.

Item 7.                     Material to be Filed as Exhibits

Exhibit 99.1                              Common Stock and Warrant Purchase Agreement, dated May 2, 2019, by and among the Issuer, the Purchasing Group Members and the other party named therein (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2019 (File No. 001-374953)).

Exhibit 99.2                              Joint Filing Agreement (filed herewith).

CUSIP No. 300487105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

Invicta Media Investments, LLC

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Manager

Invicta Watch Company of America, Inc.

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Chief Executive Officer

Eyal Lalo

/s/ Eyal Lalo

Michael Friedman

/s/ Michael Friedman

Leah Friedman

/s/ Leah Friedman

CUSIP No. 300487105	SCHEDULE 13D

Retailing Enterprises, LLC

By:	/s/ Mauricio Krantzberg
Name:	Mauricio Krantzberg
Title:	President

ZWI Group LLC

By:	/s/ Marvin Fischman
Name:	Marvin Fischman
Title:	President

Timothy A. Peterman

/s/ Timothy A. Peterman